

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

<u>Via Facsimile</u>
Mr. Terry Fields
Chief Executive Officer
Daulton Capital Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89169

  Re: **Daulton Capital Corp.**
    Form 10-K/A2 for the Fiscal Year Ended April 30, 2010
    Filed June 30, 2011
    Form 10-Q/A2 for the Fiscal Quarter Ended October 31, 2010
    Filed June 30, 2011
    Form 10-Q/A1 for the Fiscal Quarter Ended January 31, 2011
    Filed June 30, 2011
    Response Letter Dated June 30, 2011
    File No. 333-152002

Dear Mr. Fields:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ A.N. Parker *for*

         H. Roger Schwall
         Assistant Director